FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 21, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Sadia and Batavo support the Rio 2016™ Olympic Games

BRF’s brands advance in sport underlining their message of a healthier life

Rio de Janeiro, Brazil: May 21, 2013: the Organizing Committee of the Rio 2016™ Olympic and Paralympic Games (Rio 2016™) and BRF announced Tuesday that the Sadia and Batavo brands will be official supporters (level 2) of the Rio de Janeiro Olympic Games in the Packaged Food and Dairy Products categories, respectively.

The President of Rio 2016™, Carlos Arthur Nuzman, praised the agreement: “Sadia and Batavo are brands that enjoy enormous empathy on the part of the Brazilian consumer as well as having a track record of involvement with sport. The agreement will serve as an excellent platform for engaging the population and underscoring our commitment to the athletes and the sporting community in Brazil. These are two more brands of great prestige to believe in the Games, for us, a source of satisfaction and pride”.

José Antonio Fay, BRF’s CEO, added: “This will be the first time that the Olympic and Paralympic Games have been held in Brazil. This is a moment for which all of us are waiting and one where we could not sit on the sidelines. The Sadia and Batavo brands are perfect vehicles for disseminating the practice of sport throughout the country. Both of them have the potential to impact positively the lives of Brazilians”, the executive concludes.

Sadia’s links to sport go back many years. The brand sponsors the Sadia family – 24 high performance athletes -, as well as the Brazilian Confederations of Judo, Gymnastics and Aquatic Sports.

In addition to these sponsorships, the brand is an active player in the support of other initiatives with a focus on social inclusion through the sponsorship of athletes of the Instituto Lançar-se para o Futuro (Launch Yourself into the Future Institute) in Rio de Janeiro, by promoting the development of children and young people through their initiation in and practice of athletics. The Toledo (a city in the state of Paraná) Rhythmic Gymnastics Project is a project with similar aims, created by the brand in 1996 to benefit the community and the daughters of employees at the company’s plant installed in the city.

“The support for Rio 2016™ is at the heart of the strategy for Sadia’s sports platform”, said José Eduardo Cabral, Vice President for BRF’s domestic market business. “Sport is one of the brand’s strategic pillars, namely that to invest in top-class athletes is a way of inspiring generations and disseminating values. The brand believes in sport as a pleasurable way of  leading a healthier and more balanced life”, he adds.

Batavo has also always been close to the world of sport both through sponsorship of the leading national passion, soccer, as well as through initiatives for encouraging healthy practices such as support for road races and fitness centers. But undoubtedly, this is its greatest involvement in sport to date.

“We have noticed that all the achievements and stories of excelling that we witness in the Olympic Games are the result of one of the greatest human virtues: the striving for excellence. And Batavo believes that the only way to get the best from your body is by giving it all that exists which is best through healthy habits”, declared Luiz Lissoni, BRF’s Vice President for Dairy Products and  the Supply Chain.

The Director-General of Rio 2016™, Sidney Levy, added: “The role of the commercial partners is fundamental for the organization of the Games. The signature of the agreements with BRF in these two categories are a demonstration of the private sector’s growing interest in taking part in the event. To have Sadia and Batavo  aboard as supporters greatly enhances the project”.

About the Organizing Committee of the Rio 2016™ Olympic and Paralympic Games

The Organizing Committee of the Rio 2016™ Olympic and Paralympic Games is a civil association under private law with its focus on sport, without economic ends, made up of the Brazilian Olympic Confederations, the Brazilian Olympic Committee and the Brazilian Paralympic Committee. Its mission is to promote, organize and hold the Rio 2016™ Olympic and Paralympic Games according to the guidelines of the Host City Agreement, the International Olympic Committee, the International Paralympic Committee (IPC according to the acronym in English) and the World Anti-Doping Agency and in accordance with Brazilian legislation, the Olympic Charter and the IPC Rules Manual.

The world Olympic sponsors supporting the Rio 2016™ Olympic Games and the National Olympic Committees worldwide are Coca-Cola, Atos, Dow, GE, McDonald’s, Omega, Panasonic, Procter and Gamble, Samsung and Visa.

The Rio 2016™ Olympic Games has five commercial level 1 partners (official sponsors) – Bradesco, Bradesco Seguros, Claro, Embratel and Nissan. Three level 2 partnerships (supporters) have also been finalized with Ernst & Young, Sadia and Batavo. A level 3  partnership (supplier) has also been concluded with Nike.

The Rio 2016™ Paralympic Games has five level 1 commercial partners (official partners) – Bradesco, Bradesco Seguros, Claro, Embratel and Nissan.

About BRF

Created from the association between Perdigão and Sadia in 2009, BRF operates in the segments of meats (poultry, pork and beef), industrialized foods (margarines and pastas) and dairy products under brand names such as Perdigão, Sadia, Batavo, Elegê, Qualy, among others. BRF is one of the largest food companies in the world, the third largest Brazilian exporter and responsible for 20% of world trade in poultry meats. The company operates more than 60 industrial units in and outside Brazil, supplying 140 countries with 19 commercial offices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 21, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director